Exhibit 99.1

Blackstone Real Estate Completes Privatization of Tricon

Blackstone Remains Committed to Tricon’s Development Platform, including $1 Billion

Pipeline of New Single-Family Homes in the U.S. and $2.5 Billion Pipeline of New

Apartments in Canada; Plans to Improve Quality of Existing U.S. Single-Family Homes

through an Additional $1 Billion of Capital Projects

All financial and share price-related information is presented in U.S. dollars unless otherwise indicated.

NEW YORK & TORONTO – May 1, 2024 – Blackstone (NYSE: BX) and Tricon Residential Inc. (NYSE: TCN, TSX: TCN) (“Tricon” or the “Company”) today announced the closing of the previously-announced statutory plan of arrangement under the Business Corporations Act (Ontario) pursuant to which Blackstone Real Estate Partners X (“BREP X”), together with Blackstone Real Estate Income Trust, Inc. (“BREIT”), acquired all of the outstanding common shares of Tricon (“Common Shares”) for $11.25 per Common Share in cash (the “Transaction”) for a total equity transaction value of $3.5 billion. BREIT will maintain its approximately 11.6% ownership stake post-closing.

“This transaction marks an exciting new chapter in Tricon’s history, one poised to deliver exceptional outcomes for our residents,” said Gary Berman, President & CEO of Tricon. “In partnership with Blackstone, we have the capital and expertise to take our business to the next level, including growing our Canadian multi-family development platform that is providing much needed market rate and affordable housing supply. In the U.S., we will continue to help hard-working American families access quality single-family homes and good schools in desirable neighborhoods, and our commitment to genuine, caring customer service remains unwavering.”

Nadeem Meghji, Global Co-Head of Blackstone Real Estate, said, “We are thrilled to expand our partnership with Tricon and look forward to working with Gary and his team to grow the business, deliver additional high-quality apartment supply in Canada and single-family supply in the U.S., and continue Tricon’s track record of delivering a leading resident experience.”

The Common Shares are expected to be de-listed from the New York Stock Exchange on or about the opening of trading on May 2, 2024 and from the Toronto Stock Exchange on or about the closing of trading on May 2, 2024. It is anticipated that Tricon will apply to cease to be a reporting issuer under applicable Canadian securities laws and will deregister the Common Shares under the U.S. Securities Exchange Act of 1934, as amended.

For more information about the Transaction, please see the management information circular of the Company dated February 15, 2024 (the “Circular”) prepared in connection with the Transaction, and the Company’s subsequent related news releases, all of which are available on the SEDAR+ profile of Tricon at www.sedarplus.ca and Tricon’s filings with the SEC, including the Schedule 13E-3, which includes the Circular, on www.sec.gov.

The Company made a Return of Capital Distribution (as defined in the Circular) of approximately $3.10 per Common Share prior to the completion of the Transaction, representing approximately 28% of the total per Common Share consideration paid in connection with the Transaction, which, together with the Common Share Acquisition Price (as defined in the Circular) of $8.15, represents the $11.25 total consideration paid per Common Share to each shareholder of the Company (other than BREIT) in connection with the Transaction. Please see the Circular for a discussion of certain Canadian and U.S. federal income tax considerations relating to the Transaction.

Enclosed with the Circular was a letter of transmittal explaining how registered shareholders of the Company can submit their Common Shares in order to receive the consideration to which they are entitled in connection with the Transaction. Registered shareholders who have questions on how to complete the letter of transmittal should direct their questions to the Company’s transfer agent and depositary, TSX Trust, at 1-866-600-5869 (toll- free within North America) or at 416-342-1091 (outside of North America) or by email at txstis@tmx.com. Beneficial shareholders holding Common Shares that are registered in the name of an intermediary must contact their broker or other intermediary to submit their instructions with respect to the Transaction and to arrange for the surrender of their Common Shares in order to receive the consideration to which they are entitled in connection with the Transaction.

Advisors

Morgan Stanley & Co. LLC and RBC Capital Markets acted as financial advisors to Tricon. Scotiabank acted as independent financial advisor and independent valuator to the special committee of the board of directors of Tricon formed to evaluate the Transaction (the “Special Committee”).

Goodmans LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP acted as legal counsel to Tricon in connection with the Transaction and Osler, Hoskin & Harcourt LLP acted as independent legal counsel to the Special Committee.

BofA Securities, Wells Fargo, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, PJT Partners, TD Securities and Desjardins Capital Markets acted as Blackstone’s financial advisors and Simpson Thacher & Bartlett LLP and Davies Ward Phillips & Vineberg LLP acted as legal counsel.

About Tricon Residential Inc.

Tricon Residential Inc. (NYSE: TCN, TSX: TCN) is an owner, operator and developer of a growing portfolio of approximately 38,000 single-family rental homes in the U.S. Sun Belt and multi-family apartments in Toronto, Canada. Our commitment to enriching the lives of our employees, residents and local communities underpins Tricon’s culture and business philosophy. We provide high-quality rental housing options for families across the United States and in Toronto, Canada through our technology-enabled operating platform and dedicated on-the-ground operating teams. Our development programs are also delivering thousands of new rental homes and apartments as part of our commitment to help solve the housing supply shortage. At Tricon, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com.

About Blackstone

Blackstone is the world’s largest alternative asset manager. We seek to deliver compelling returns for institutional and individual investors by strengthening the companies in which we invest. Our more than $1 trillion in assets under management include global investment strategies focused on real estate, private equity, infrastructure, life sciences, growth equity, credit, real assets, secondaries and hedge funds. Further information is available at www.blackstone.com. Follow @blackstone on LinkedIn, X (Twitter), and Instagram.

Additional Early Warning Disclosure

BREIT, which made an initial $240 million exchangeable preferred equity investment in Tricon in 2020 and is maintaining its ownership stake, entered into a support agreement whereby it agreed to vote its Common Shares in favor of the Transaction. Immediately prior to the closing of the Transaction, BREIT indirectly held 35,210,634 Common Shares, representing an aggregate of approximately 11.6% of the then-outstanding Common Shares. Following the closing of the Transaction, Creedence Acquisition ULC (the “Purchaser”), a special purpose vehicle formed by BREP X to effect the Transaction, owns 100% of the outstanding Common Shares. Tricon is now a wholly-owned subsidiary of the Purchaser and BREIT will maintain an indirect ownership interest in Tricon. The consideration of $11.25 per Common Share received by shareholders (other than BREIT) represents approximately C$15.46 per Common Share based on the CAD-USD exchange rate published by the Bank of Canada on April 30, 2024. An early warning report with additional information in respect of the foregoing matters will be filed and made available on SEDAR+ at www.sedarplus.ca under Tricon’s profile or may be obtained directly upon request by contacting the Blackstone contact person named below. The head offices of the Purchaser, BREP X and BREIT are located at 345 Park Avenue, New York, New York 10154. The head office of Tricon is located at 7 St. Thomas Street, Suite 801, Toronto, Ontario M5S 2B7.

For further information, please contact:

Wissam Francis EVP & Chief Financial Officer Email: IR@triconresidential.com	Wojtek Nowak Managing Director, Capital Markets

Tricon Media Contact:

Tara Tucker

Senior Vice President, Corporate and Public Affairs

Email: mediarelations@triconresidential.com

Blackstone Media Contact:

Jillian Kary

212-583-5379

Jillian.Kary@Blackstone.com

* * * *

Forward-Looking Information

Certain statements contained in this news release may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “plan”, “expect”, “may”, “will”, “intend”, “should”, and similar expressions. This information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. Forward-looking information in this news release includes, but is not limited to, the following: statements with respect to the delisting of the Common Shares and Tricon ceasing to be a reporting issuer following closing of the Transaction as well as statements regarding the intended conduct and growth of the Company’s business following closing of the Transaction.

Such forward-looking information and statements involve risks and uncertainties and are based on management’s current expectations, intentions and assumptions. Accordingly, although the Company believes that the expectations and assumptions on which the forward-looking information contained in this news release is based are reasonable, undue reliance should not be placed on the forward-looking information because Tricon can give no assurance that it will prove to be correct. Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including those described in Tricon’s annual information form and Tricon’s management’s and discussion and analysis for the year ended December 31, 2023 and in the other subsequent reports filed on the SEDAR+ profile of Tricon at www.sedarplus.ca and Tricon’s filings with the SEC, as well as the Schedule 13E-3 and Circular filed by Tricon.

The forward-looking information contained in this news release represents Tricon’s expectations as of the date hereof, and is subject to change after such date. Tricon disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

This press release also includes forward-looking statements within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “identified,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates”, “confident,” “conviction” or other similar words or the negatives thereof. These may include financial estimates and their underlying assumptions and statements about plans, objectives, intentions, and expectations with respect to positioning, including the impact of macroeconomic trends and market forces, future operations, repurchases, acquisitions, future performance, development pipeline and identified but not yet closed acquisitions. Such forward-looking statements are inherently uncertain and there are or may be important factors that could cause actual outcomes or results to differ materially from those indicated in such statements. We believe these factors include but are not limited to those described under the section entitled “Risk Factors” in BREIT’s prospectus and annual report for the most recent fiscal year, and any such updated factors included in BREIT’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein (or in BREIT’s public filings). Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.